UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)*


                                 MatrixOne, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    57685P304
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                             with a copy to:

Augustus K. Oliver                           Allen Levithan
Oliver Press Partners, LLC                   Lowenstein Sandler PC
152 West 57th Street                         65 Livingston Avenue
New York, New York 10019                     Roseland, New Jersey 07068
(212) 277-5654                               (973) 597-2406
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 18, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         57685P304
--------------------------------------------------------------------------------
1.   Names of Reporting  Persons: Oliver Press Partners, LLC
     I.R.S.  Identification  Nos. of above persons (entities only): 20-2688930

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)
     (b)
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  oo
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:               *
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         3,121,900*
                                         ---------------------------------------
   Owned by
   Each Reporting                     9. Sole Dispositive Power:          *
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    3,121,900*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:    3,121,900
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  IA
--------------------------------------------------------------------------------

* This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, who share sole voting and investment power over the 286,200 shares of common stock owned by Davenport Partners, L.P. and the 2,835,700 shares of common stock owned by Pierson Partners, L.P. See Items 2 and 5 of this Schedule 13D for additional information.

Cusip No.         57685P304
--------------------------------------------------------------------------------
1.   Names of Reporting  Persons: Oliver Press Investors, LLC
     I.R.S.  Identification  Nos. of above persons (entities only): 20-2688868

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)
     (b)
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  oo
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:               *
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         3,121,900*
                                         ---------------------------------------
   Owned by
   Each Reporting                     9. Sole Dispositive Power:          *
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    3,121,900*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:    3,121,900
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  PN
--------------------------------------------------------------------------------

* This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, who share sole voting and investment power over the 286,200 shares of common stock owned by Davenport Partners, L.P. and the 2,835,700 shares of common stock owned by Pierson Partners, L.P. See Items 2 and 5 of this Schedule 13D for additional information.

Cusip No.         57685P304
--------------------------------------------------------------------------------
1.   Names of Reporting  Persons: Augustus K. Oliver
     I.R.S.  Identification  Nos. of above persons (entities only):

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)
     (b)
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  oo
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:               *
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         3,121,900*
                                         ---------------------------------------
   Owned by
   Each Reporting                     9. Sole Dispositive Power:          *
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    3,121,900*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:    3,121,900
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

* This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, who share sole voting and investment power over the 286,200 shares of common stock owned by Davenport Partners, L.P. and the 2,835,700 shares of common stock owned by Pierson Partners, L.P. See Items 2 and 5 of this Schedule 13D for additional information.

Cusip No.         57685P304
--------------------------------------------------------------------------------
1.   Names of Reporting  Persons: Clifford Press
     I.R.S.  Identification  Nos. of above persons (entities only):

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)
     (b)
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  oo
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:               *
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         3,121,900*
                                         ---------------------------------------
   Owned by
   Each Reporting                     9. Sole Dispositive Power:          *
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    3,121,900*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:    3,121,900
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

* This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, who share sole voting and investment power over the 286,200 shares of common stock owned by Davenport Partners, L.P. and the 2,835,700 shares of common stock owned by Pierson Partners, L.P. See Items 2 and 5 of this Schedule 13D for additional information.

Item 1.   Security and Issuer.
          -------------------

          This statement relates to shares of the common stock, par value $ .01 per share (the "Shares"), of MatrixOne, Inc., a Delaware corporation (the "Company"), whose principal executive offices are at 210 Littleton Road, Westford, Massachusetts 01886.


Item 2.   Identity and Background.
          -----------------------

          (a)-(c), (f). This statement is being filed by Oliver Press Investors, LLC, a Delaware limited liability company ("OPI") and the general partner of each of Davenport Partners, L.P., a Delaware limited partnership ("Davenport"), and Pierson Partners, L.P., a Delaware limited partnership ("Pierson"), Oliver Press Partners, LLC, a Delaware limited liability company ("OPP") and the investment adviser to each of Davenport and Pierson, and Augustus K. Oliver
("Oliver") and Clifford Press ("Press", and, collectively with OPI, OPP and Oliver, the "Filing Parties"), U.S. citizens and Managing Members of each of OPI and OPP. The business address of the Filing Parties is 152 West 57th Street, 46th Floor, New York, New York 10019.

          (d)-(e). None of the Filing Parties has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Filing Party been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The amount required by Davenport to purchase the 286,200 Shares owned by it was $1,393,443.55, including commissions. The amount required by Pierson to purchase the Shares owned by it was $14,049,905.26, including commissions. All Shares owned by Davenport and Pierson were purchased in open market transactions with cash from their respective partnership assets.


Item 4.   Purpose of Transaction.
          ----------------------

          Davenport and Pierson purchased the Shares because OPP, as their investment adviser, believed the Shares to be undervalued. The Filing Parties intend over time to take any and all action available to them to realize the value which they believe is inherent in the Shares. These actions will include meeting with management and other Company shareholders to exchange views regarding the strategic direction of the Company. In addition, such actions may include seeking representation on the Company's Board of Directors by either Mr. Oliver or Mr. Press or both, and seeking to have the Company pursue an extraordinary transaction such as a sale or a merger. Messrs. Oliver and Press have met with Mark F. O'Connell, Chief Executive Officer of the Company, and other Company officers to review the Company's financial performance and to discuss other strategic issues, including the possibility of Board representation and the possibility of the Company pursuing an extraordinary transaction.

          The Filing Parties are in the process of reviewing the various amendments to the Company's employee stock plans (the "Amendments") recently proposed for the Company's 2005 Annual Meeting. Based upon a preliminary assessment, the Filing Parties believe the Amendments compound an already highly dilutive stock award program, involve an unfair exchange of value and are an inappropriate reward for a management that has significantly underperformed in its basic business and in delivering market value to its stockholders.

          Depending upon the Filing Parties views of the Company's business and financial prospects and general market conditions, Davenport and Pierson may purchase additional Shares or dispose of Shares at any time or from time to time.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a), (b), (d) As of the date hereof, Davenport owned 286,200 Shares and Pierson owned 2,835,700 Shares, constituting .55% and 5.44%, respectively, of the 52,092,859 Shares reported by the Company to be outstanding as of November 11, 2005 on its most recent Form 10-Q for the quarterly period ended October 1, 2005. OPP as the investment adviser to Davenport and Pierson, has the power to vote and to dispose of all of such Shares. OPI, as the general partner of Davenport and Pierson, and Messrs. Oliver and Press, as the Managing Members of OPP and OPI, share the power to vote and to dispose of all of such Shares.

          (c) Attached hereto as Schedule I is a list of all transactions in shares of the Company's common stock effected by Davenport and Pierson in the past 60 days. No other Filing Party had any transactions in shares of the Company's common stock.

          (e) Not applicable.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.
          ------------------------------------------------------

                  None.


Item 7.   Exhibits.
          --------

                  None.




                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            November 28, 2005


                                            Oliver Press Investors, LLC

                                            By: /s/ Augustus K. Oliver
                                            --------------------------
                                            Name:  Augustus K. Oliver
                                            Title: Managing Member


                                            Oliver Press Partners, LLC

                                            By: /s/ Clifford Press
                                            --------------------------
                                            Name:  Clifford Press
                                            Title: Managing Member


                                            /s/ Augustus K. Oliver
                                            --------------------------
                                            Augustus K. Oliver


                                            /s/ Clifford Press
                                            --------------------------
                                            Clifford Press




Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                   SCHEDULE I

Purchases By Pierson Partners, L.P.:

  Date             No. of Shares           Total Cost*           Price/Share*

20-Sep-05            11,500              $   60,240.45             5.2383

21-Sep-05            25,000              $  129,250.00             5.1700

22-Sep-05            20,000              $  104,800.00             5.2400

30-Sep-05            72,500              $  370,025.50             5.1038

04-Oct-05            10,000              $   52,300.00             5.2300

05-Oct-05             5,000              $   25,700.00             5.1400

06-Oct-05            45,000              $  234,027.00             5.2006

07-Oct-05            35,000              $  180,026.00             5.1436

10-Oct-05           175,000              $  872,007.50             4.9829

11-Oct-05           220,000              $1,089,792.00             4.9536

12-Oct-05           323,500              $1,543,386.15             4.7709

13-Oct-05            15,000              $   72,825.00             4.8550

14-Oct-05            50,000              $  248,125.00             4.9625

18-Oct-05           220,200              $1,145,326.26             5.2013

20-Oct-05            57,500              $  287,845.00             5.0060

21-Oct-05            25,000              $  127,750.00             5.1100

24-Oct-05            25,000              $  131,000.00             5.2400

25-Oct-05            50,000              $  255,715.00             5.1143

26-Oct-05           210,000              $1,088,871.00             5.1851

27-Oct-05            60,000              $  308,148.00             5.1358

28-Oct-05            45,000              $  222,300.00             4.9400

31-Oct-05             2,500              $   12,450.00             4.9800

01-Nov-05            40,000              $  202,124.00             5.0531

03-Nov-05            75,000              $  387,997.50             5.1733

04-Nov-05           121,500              $  617,608.80             5.0832

07-Nov-05            50,000              $  254,425.00             5.0885

10-Nov-05           100,000              $  501,000.00             5.0100

15-Nov-05            18,000              $   83,880.00             4.6600

16-Nov-05            12,000              $   56,139.60             4.6783

18-Nov-05           525,000              $2,408,490.00             4.5876
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* Including Commissions